UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                            ABTECH HOLDINGS, INC.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                  00400H108
                               (CUSIP Number)

                              February 10, 2011
           (Date of Event Which Requires Filing of this Statement)

   Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:

    [X]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


   CUSIP No.                      00400H108                   Page 2 of 9


   1    NAMES OF REPORTING PERSONS:
        COUNTRY Mutual Insurance and COUNTRY Life Insurance Company

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)

        (a) [X]
        (b) [ ]

   3    SEC USE ONLY:


   4    CITIZENSHIP OR PLACE OF ORGANIZATION:

        Illinois

                  |  5   SOLE VOTING POWER:

     NUMBER OF    |      5,382,650 shares (1)

       SHARES     |  6   SHARED VOTING POWER:
    BENEFICIALLY
      OWNED BY    |      None

        EACH      |  7   SOLE DISPOSITIVE POWER:
     REPORTING
       PERSON     |      5,382,650 shares

       WITH:      |  8   SHARED DISPOSITIVE POWER:

                  |      None

     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        5,382,650

    10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS):

        [ ]

    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

        10.7% (2)

    12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        IC







   CUSIP No.                      00400H108                   Page 3 of 9



   1 Equals the number of shares of common stock of the Issuer that may be acquired upon the conversion of certain shares in the event the Reporting Persons elect to convert certain shares of Series A Preferred Stock, Warrants and a note as described in Item 4.

   2 Based on 50,392,451 shares of common stock outstanding as of February 10, 2011 as explained in Item 4.


   CUSIP No.                      00400H108                   Page 4 of 9

   ______________________________________________________________________
   Item 1(a) Name of Issuer:

             AbTech Holdings, Inc. (the "Issuer")
   ______________________________________________________________________
   Item 1(b) Address of Issuer's Principal Executive Offices:

             4110 North Scottsdale Road, Suite 235
             Scottsdale, Arizona  85251
   ______________________________________________________________________
   Item 2(a) Name of Person Filing:

             COUNTRY Mutual Insurance Company and COUNTRY Life Insurance
             Company
   ______________________________________________________________________
   Item 2(b) Address of Principal Business Office or, if none, Residence:

             1701 N Towanda Avenue
             Bloomington, Illinois  61701
   ______________________________________________________________________
   Item 2(c) Citizenship:

             Illinois
   ______________________________________________________________________
   Item 2(d) Title of Class of Securities:

             Common Stock
   ______________________________________________________________________
   Item 2(e) CUSIP Number:

             00400H108
   ______________________________________________________________________


   CUSIP No.                      00400H108                   Page 5 of 9

   ______________________________________________________________________
   Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             (a)  [ ]  Broker or dealer registered under Section 15 of
                       the Exchange Act;

             (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                       Act;

             (c)  [X]  Insurance company as defined in Section 3(a)(19)
                       of the Exchange Act;

             (d)  [ ]  Investment company registered under Section 8 of the Investment Company Act;

             (e)  [ ]  An investment adviser in accordance with Rule 13d-
                       1(b)(1)(ii)(E);

             (f)  [ ]  An employee benefit plan or endowment fund in
                       accordance with Rule 13d-1(b)(1)(ii)(F);

             (g)  [ ]  A parent holding company or control person in
                       accordance with Rule 13d-1(b)(1)(ii)(G);

             (h)  [ ]  A savings association as defined in Section 3(b)
                       of the Federal Deposit Insurance Act;

             (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

             (j)  [ ]  A non-U.S. institution in accordance with Rule
                       240.13d-1(b)(1)(ii)(J);

             (k)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   ______________________________________________________________________

   CUSIP No.                      00400H108                   Page 6 of 9

   ______________________________________________________________________
   Item 4.   Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a) In accordance with Rule 13d-4, the Reporting Persons expressly declare that this statement shall not be construed as an admission that they are, for the purpose of section 13(g) of the Securities Exchange Act, at this time, the beneficial owner of any securities of the Issuer.

                  For purposes of this filing, "Merger" shall mean the transaction described in the Issuer's Form 8-K filed as of February 10, 2011, involving the Issuer, the Subsidiary and a wholly-owned Subsidiary of the Issuer, AbTech Merger Sub, Inc.

                  The Reporting Persons may, however, be deemed to beneficially own, in the aggregate, 5,382,650 shares of common stock of the Issuer, based on the aggregate of:

                  (i) 3,263,197 shares of common stock of the Issuer issuable upon the conversion of 612,947 shares of Series A Preferred Stock of the Issuer's subsidiary, AbTech Industries, Inc. (the ("Subsidiary") into common stock of the Issuer;

                  (ii) 974,252 shares of common stock of the Issuer issuable upon the exercise of a Warrant to Purchase Series A Preferred Stock of the Subsidiary, dated October 6, 2006, and the subsequent conversion of such shares of Series A Preferred Stock in the Subsidiary into common stock of the Issuer;

                  (iii) 236,610 shares of common stock of the Issuer
                        issuable upon the exercise of a Warrant to Purchase Series A Preferred Stock of the Subsidiary, dated June 26, 2009, and the subsequent conversion of such shares of Series A Preferred Stock in the Subsidiary into common stock of the Issuer;

                  (iv) 198,753 shares of common stock of the Issuer issuable upon the exercise of a Warrant to Purchase Common Stock of the Subsidiary (which Warrant was converted upon the Merger (as defined below) into a Warrant for the purchase of the common stock of the Issuer); and



    CUSIP No.                     00400H108                   Page 7 of 9

                  (v) 709,838 shares of common stock that may be issuable upon the election of the Reporting Persons to convert a Convertible Note dated June 26, 2009, as to which a default has been declared and the debt accelerated by the Reporting Persons, to Series A Preferred Stock of the Subsidiary and the subsequent conversion of such Series A Preferred Stock of the Subsidiary into common stock of the Issuer.

                  The 5,382,650 shares of common stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons represent 10.7% of the Issuer's outstanding shares of common stock (based upon 50,392,451 total outstanding shares of common stock of the Issuer, which is the sum of (a) 45,009,801 shares of common stock of the Issuer stated to be outstanding as of February 10, 2011, as reported by the Issuer on a Form 8-K/A dated February 10, 2011, and (b) 5,382,650 shares of common stock of the Issuer that the Reporting Persons may have the right to acquire.)

                  The Reporting Persons also own Convertible Debt of the Subsidiary that is not currently convertible, but may, under certain circumstances contained in the notes evidencing such Convertible Debt and upon the Reporting Persons' election, be converted into 2,996,185 shares of Series A Preferred Stock of the Subsidiary and the subsequent conversion of those preferred shares to common stock of the Issuer.

             (b)  Percent of class: 10.7% (2)

             (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote

                        5,382,650 shares (1)

                  (ii)  Shared power to vote or to direct the vote

                        None

                  (iii) Sole power to dispose or to direct the
                        disposition of

                        5,382,650 shares

                  (iv) Shared power to dispose or to direct the disposition of

                        None
   ______________________________________________________________________


   CUSIP No.                      00400H108                   Page 8 of 9

   ______________________________________________________________________
   Item 5.   Ownership of Five Percent or Less of a Class.

             Not applicable.
   ______________________________________________________________________

   Item 6.   Ownership of More than Five Percent on Behalf of Another
             Person.

             Not applicable.
   _____________________________________________________________________

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             Not applicable.
   _____________________________________________________________________
   Item 8.   Identification and Classification of Members of the Group.

             The Reporting Persons, COUNTRY Mutual Insurance Company
             and COUNTRY Life Insurance Company, are affiliated
             insurance companies that jointly own investments in the subsidiary of the Issuer, AbTech Industries, Inc.
   ______________________________________________________________________
   Item 9.   Notice of Dissolution of Group.

             Not applicable.
   ______________________________________________________________________
   Item 10.  Certifications

             (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
   ______________________________________________________________________



                                  EXHIBITS

   Exhibit 1   Joint Filing Agreement (incorporated by reference to
               Exhibit 1 to Schedule 13G filed by the Reporting Persons on March 14, 2011).


   CUSIP No.                      00400H108                   Page 9 of 9


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   March 14, 2011

                                      COUNTRY MUTUAL INSURANCE COMPANY

                                      By:    /s/ David A. Magers
                                             ---------------------------
                                      Name:  David A. Magers
                                      Title: Executive Vice President and
                                             Chief Financial Officer

                                      COUNTRY LIFE INSURANCE COMPANY

                                      By:    /s/ David A. Magers
                                             ---------------------------
                                      Name:  David A. Magers
                                      Title: Executive Vice President and
                                             Chief Financial Officer